U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Amazon.com, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, and the New York City Fire Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of website (available at https://comptroller.nyc.gov/deliver-accountability/)
•	Attachment 2: #Deliver accountability Amazon Toolkit (available at https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit)
•	Attachment 3: Text of social media posts from the New York City Comptroller
•	Attachment 4: Text of April 24, 2022 email sent by New York City Comptroller to constituents

Attachment 1: Text of website available at https://comptroller.nyc.gov/deliver-accountability/

#Deliver Accountability

Vote Against Amazon Directors Huttenlocher and McGrath to Demand Board Accountability over Workforce Health, Safety, and Rights

Amazon is the second largest employer in the United States. The well-being of its workforce has a significant impact on its 1.6 million workers, their households, the long-term success of the company, and the economy as a whole. Yet Amazon stands out among its peers for high rates of injury, unsustainably high turnover, and labor rights violations.

We’re calling on shareholders to vote against the re-election of Daniel Huttenlocher and Judith McGrath to Amazon’s board of directors. We believe that Mr. Huttenlocher and Ms. McGrath, both longstanding members of the Leadership Development and Compensation Committee, have failed to exercise adequate oversight of the company’s human capital management practices.

Are you an Amazon shareholder? Are you concerned about Amazon’s apparent disregard for shareholder concerns about the health and safety, high turnover rates, and freedom of association for warehouse workers? Make your voice heard and join the campaign for accountability by voting your shares or asking your investment manager to vote to hold the board accountable.

Why Vote Against?

Amazon’s board of directors has been largely unresponsive to shareholder concerns about health and safety, high turnover, and labor rights violations that impact both the well-being of employees and the long-term value of the company. Voting against directors Huttenlocher and McGrath makes it clear that you want effective and independent board oversight of the company’s workforce management practices. We urge votes against Huttenlocher and McGrath for the following reasons:

•	Despite repeated requests, the Committee has not met with institutional investors to discuss possible improvements to its human capital management oversight and disclosure

•	The Committee has not adequately overseen health and safety, with adverse consequences for Amazon and its employees

•	Amazon's labor practices, repeatedly investigated by regulators, have been found to violate state and federal law and also conflict with Amazon's own human rights policy

•	Unusually high employee turnover relative to peer companies has some Amazon executives worried about running out of hirable employees in the U.S.

While failing to address these key workforce issues for which they are responsible, the Leadership Development and Compensation Committee nonetheless decided to grant the company’s five highest paid executives approximately $400 million in compensation in 2021, including $212 million in time-vested restricted stock to new CEO Andrew Jassy. Amazon’s 6,474-to-1 CEO-to-median compensated employee ratio exacerbates concerns about where the Committee’s priorities really lie.

How to Vote Against

If you are an Amazon shareholder as of the close of business on March 31, 2022, or are invested in a mutual fund that holds Amazon shares, you can take action to hold the company’s board accountable.

•	Vote your shares AGAINST directors Huttenlocher and McGrath

If you are an Amazon shareholder of record as of the close of business on March 31, 2022, you should receive the company’s proxy statement in the mail before the annual general meeting on May 25. You can vote against directors Huttenlocher and McGrath by mail, online, or by phone by following the directions contained in the proxy statement. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may instruct that institution on how to vote [https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit] your shares. You may provide these instructions by voting via the Internet, mobile device, by telephone, or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution.

•	Urge your mutual fund or investment manager to vote AGAINST directors Huttenlocher and McGrath

If you are invested in a mutual fund that holds shares of Amazon stock, you do not directly own the shares of Amazon held by the mutual fund. Nevertheless, you can still urge the mutual fund or its investment manager to vote against these two Amazon directors. Download our toolkit for a sample letter to send to your mutual fund.

Download our toolkit [https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit]

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Background

Amazon’s quota and other systems for mass managing its workforce place extraordinary pressure on its approximately 1.6 million employees worldwide, resulting in unusually high injury rates [https://www.cnn.com/2022/04/12/tech/amazon-injury-data-study/index.html] and employee turnover [https://www.marketplace.org/2021/06/18/amazon-workforce-turnover-dominance-investigation/] that are well above industry averages.

Last year, Amazon agreed to a fine and monitoring by California officials in connection with alleged COVID-related state law violations. New York’s Attorney General sought a court appointed monitor to oversee Amazon’s implementation of health and safety measures at one of its facilities. In Edwardsville, Illinois, six workers were killed when an Amazon distribution center collapsed during a tornado; the U.S.

Occupational Health and Safety Administration (OSHA) is investigating whether Amazon’s policies contributed to their deaths.

Amazon workers, prompted by these conditions, have attempted to form a union at several U.S. warehouses over the past year, in Alabama and New York, and workers at more than 100 U.S.- facilities have reportedly expressed interest in unionizing their workplaces.

In response to the recent organizing efforts in Alabama and New York, Amazon has employed numerous strong-arm tactics that interfere with its employees’ freedom of association, including hiring anti-union consultants and holding mandatory captive audience meetings with employees. The General Counsel of the National Labor Relations Board (NLRB) has accused Amazon of multiple unfair labor practices [https://www.washingtonpost.com/business/2022/01/27/amazon-staten-island-nlrb-complaint/], including threatening, interrogating, surveilling and/or retaliating against employees.

Amazon’s high injury rates, high turnover and repeated violations of U.S. labor law have prompted questions regarding the effectiveness of director Huttenlocher and McGrath’s oversight on behalf of shareholders.

We are long-term Amazon shareholders, with 1.7 million combined shares (at February 28, 2022) currently valued at approximately $5.3 billion. Over the last several years we have repeatedly sought to meet with members of Amazon’s board of directors to discuss our concerns about their oversight of workforce management, including equity, health and safety issues. Most recently, we invited Amazon directors to meet with us and other institutional shareholders in March 2022 to discuss how the board exercises oversight over management’s performance with respect to their employees, particularly in the areas of health and safety, freedom of association, and diversity, equity and inclusion. Amazon declined to meet with us.

There are also multiple shareholder proposals on the Amazon proxy ballot this year regarding Amazon’s worker health and safety issues, racial and gender disparities, and other issues which merit your attention. Voting against directors Huttenlocher and McGrath is a vote to demand accountability from Amazon’s board to provide the independent oversight needed on all of these critical issues.

Resources:

•	Read our letter to fellow shareholders [https://comptroller.nyc.gov/wp-content/uploads/2022/04/Institutional-Investors-to-Amazon-Shareholders-vote-no-4.21.pdf]

•	Amazon’s proxy statement [https://www.ezodproxy.com/amazon/2022/proxy/images/Amazon_Proxy2022.pdf]

•	Shareholders may participate in the Annual Meeting at 9:00 AM on May 25 by going to www.virtualshareholdermeeting.com/AMZN2022. Shareholders also may submit questions during or in advance of the Annual Meeting.

Footer:

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Attachment 2: #Deliver accountability Amazon Toolkit (available at https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit)

Vote Against Amazon Directors Huttenlocher and McGrath to Demand Board Accountability over Workforce Health, Safety, and Rights

Are you an Amazon shareholder? Are you concerned about Amazon’s apparent disregard for shareholder concerns about the health and safety, high turnover rates, and freedom of association for warehouse workers? Make your voice heard and join the campaign for by voting your shares, urging investment managers to vote to hold the board accountable, or amplifying the call to #DeliverAccountability.

This toolkit includes:

●	Sample social media language and graphics to help spread the word
●	Information about how to vote your shares against directors Huttenlocher and McGrath
●	A sample letter to send to your mutual fund or investment manager urging them to vote against the two directors

Read more about the campaign at: http://deliveraccountability.com/

Spread the word

Help us send a message to Amazon that shareholders are concerned about the board’s oversight of workforce issues. Share your support for the campaign to #DeliverAccountability on social media.

Share the news:

Wall Street Journal: Amazon Faces New Activism From Pension Funds in New York Over Worker Safety

More Perfect Union: WATCH THE VIDEO

NYC Comptroller: Twitter thread here

Sample message for shareholders:

Amazon's board is failing to hold management accountable for oversight of worker health and safety issues.

I'm voting against @amazon directors Huttenlocher and McGrath.

Learn more about how to #DeliverAccountability: http://deliveraccountability.com/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Attachment 2: #Deliver accountability Amazon Toolkit (available at https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit)

Sample message for supporters:

Amazon shareholders are demanding accountability from the board over the company's repeated violations of labor rights, high turnover, and high injury rates.

Join the campaign to vote against @Amazon directors Huttenlocher and McGrath to #DeliverAccountability: http://deliveraccountability.com/

How to Vote Against Directors Huttenlocher and McGrath

If you own shares of Amazon in your name:

If you are an Amazon shareholder as of March 31, 2022, you can vote by the May 25 annual general meeting. Proxy materials should be mailed by Amazon to shareholders on or about April 14, 2022.

With your control number handy, which is located in your proxy materials, you can vote via the internet at www.proxyvote.com, by telephone by dialing 800-690-6903, or by mail.

Voting is available 24 hours per day, seven days per week. Shareholders should have their Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form readily available when placing your vote.

If you own shares of Amazon managed by a bank, brokerage firm, or other nominee:

You may instruct that institution on how to vote your shares. You may provide these instructions by voting via the Internet, mobile device, by telephone, or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution.

Full voting instructions from Amazon are available here.

If you are invested in a mutual fund and don’t directly own shares of Amazon:

If you are invested in a mutual fund that holds shares of Amazon, you cannot personally vote the shares held by the mutual fund, but you can still urge your mutual fund manager to vote to hold Amazon’s directors accountable. Send a letter to your mutual fund manager to urge a vote against directors Huttenlocher and McGrath. (Sample letter below)

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Attachment 2: #Deliver accountability Amazon Toolkit (available at https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit)

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Attachment 2: #Deliver accountability Amazon Toolkit (available at https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit)

Sample Letter to Mutual Funds or other Investment Managers

Dear XXX,

As a client of [COMPANY], I urge you to vote “AGAINST” the re-election of two directors to Amazon’s board – Daniel P. Huttenlocher and Judith A. McGrath – at the company’s annual meeting on May 25. 2022.

Amazon is the second largest employer in the United States and the well-being its workforce has a significant impact on 1.6 million workers, their households, the long-term success of the company, and the economy as a whole. I believe the ability to establish and maintain robust human capital management is the hallmark of a sound, sustainable and profitable strategy for Amazon. Moreover, effective and independent board oversight of the company’s human capital is fundamental to the creation of long-term shareholder value.

The New York City Retirement Systems and New York Common Retirement Fund have called on shareholders to vote against directors Daniel Huttenlocher and Judith McGrath, longstanding members of the Leadership Development and Compensation Committee (“the Committee”), as they believe they have failed to adequately oversee the company’s human capital management.

I urge you to vote “Against” directors Huttenlocher and McGrath for the following reasons:

●	Despite repeated requests, the Committee has not met with institutional investors to discuss possible improvements to its human capital management oversight and disclosure
●	The Committee has not adequately overseen health and safety, with adverse consequences for Amazon and its employees
●	Amazon's labor practices, repeatedly investigated by regulators, have been found to violate state and federal law and also conflict with Amazon's own human rights policy
●	Unusually high employee turnover relative to peer companies has some Amazon executives worried about running out of hirable employees in the U.S.

Further, the Committee's decision to grant the company’s five highest paid executives approximately $400 million in compensation in 2021, including $212 million in time-vested restricted stock to new CEO Andrew Jassy, exacerbates our concerns about where the Committee’s priorities lie. Amazon’s 6,474-to-1 CEO-to-median compensated employee ratio confirms these concerns

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Attachment 2: #Deliver accountability Amazon Toolkit (available at https://docs.google.com/document/d/1XoJciaobKvnafxx4n5jmZzleq1XqQryZDNp2jh3Ga-c/edit)

I urge you to join the New York City Retirement Systems, New York Common Retirement Fund, Office of the Illinois State Treasurer, and other institutional investors in voting “AGAINST” directors Huttenlocher and McGrath.

Sincerely, [Your Name]

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Attachment 3: Text of social media posts from the New York City Comptroller

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517215566607572994)

Amazon’s CEO-to-median employee ratio is 6,474-to-1. Last year, the board approved $400 million in compensation to top execs, while failing to hold management accountable for oversight of health & safety issues. Join the campaign to #DeliverAccountability at [http://deliveraccountability.com/]

Text of retweet of Tom DiNapoli (@NYSComptroller) by New York City Comptroller posted on April 21, 2022 (https://twitter.com/NYSComptroller/status/1517188267552165894)

.@Amazon needs to do a better job ensuring the safety, security and rights of its workforce, yet its board failed to address and respond to investors’ concerns. Board members who won’t listen to shareholders need to be held accountable and replaced.

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517111918451990528)

Amazon’s success relies on the hard work of its 1.6 million workers. Yet the board is failing to provide adequate oversight of the company’s management of workforce issues. I urge shareholders to join us in voting against two directors responsible for that oversight [link to https://twitter.com/WSJ/status/1517100859200618496]

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517112156386652160)

I’ll be speaking with fellow investors and stakeholders at 1 p.m. about our call with @NYSComptroller for shareholders to vote against two of Amazon’s directors. RSVP to tune in https://us02web.zoom.us/meeting/register/tZ0vceirrDsrHdCbl_t0Akff_0mCI9Rt4rdg

Text of tweet, Facebook post, and Instragram post on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517187459599192065; https://fbwatch/cCpMTiR_G9; https://www.instagram.com/tv/CcnvW8RjDKk/?utm_source=ig_web_copy_link)

Amazon’s Board of Directors is failing to hold management accountable for oversight of worker health & safety issues. Today, all five NYC Retirement Systems & @NYSComptroller are launching a campaign urging shareholders to VOTE AGAINST the re-elections of two board members.

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517187641934073857)

Amazon directors Daniel Huttenlocher and Judith McGrath are on the board committee responsible for oversight of human capital management. But they have not adequately overseen health and safety, with adverse consequences for the company and its employees.

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517187747357810688)

The right human capital strategy for a thriving Amazon is doing right by their workers. That’s why many shareholders have reached out to express our concerns. But Amazon’s board members have refused to meet with institutional investors to address our legitimate concerns.

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517187897321046018)

Meanwhile, the board voted to grant Amazon’s 5 highest paid executives approximately $400m in compensation in 2021, incl. $212m in time-vested restricted stock to new CEO Andrew Jassy. Amazon’s CEO-to-median compensated employee ratio is 6,474-to-1.

Text of tweet posted on April 21, 2022 (https://twitter.com/NYCComptroller/status/1517188019480113152)

I urge shareholders to VOTE AGAINST the re-election of Amazon directors Huttenlocher & McGrath for failing to provide effective oversight of the company’s human capital management. It’s time to #DeliverAccountability. Join Us [link to https://comptroller.nyc.gov/deliver-accountability/]

Text of tweet posted on April 23, 2022 (https://twitter.com/NYCComptroller/status/1518019625145012225)

Amazon stands out among its peers for:
-high injury rates
-unsustainably high turnover
-labor rights violations
Amazon’s Board MUST exercise effective oversight over the Company’s workforce management and #DeliverAccountability. Comptroller.nyc.gov/deliveraccounability/

Attachment 4: Text of Email Sent by New York City Comptroller Brad Lander to Constituent Mailing List on April 24, 2022

Subject line: NY Pensions: Hold Amazon’s board of directors accountable

Dear New Yorkers,

Amazon is the second largest employer in the United States. The well-being of its workforce has a significant impact on its 1.6 million workers, the long-term success of the company – and on New York City’s pension funds, which own $1.9 billion of Amazon stock.

Yet Amazon stands out among its peers for high rates of injury, unsustainably high turnover, and repeated labor rights violations. Amazon have been fined or investigated in New York and California, and recently six Amazon workers were killed when the warehouse they were working in collapsed during a tornado in Illinois.

As the chief steward of NYC pension funds, it’s my duty to make sure that the companies we invest in have a healthy and sustainable future for the long-term. That’s why this week we are joining with State Comptroller Tom DiNapoli and the trustees representing city workers, teachers, police officers, and firefighters to urge Amazon shareholders to VOTE AGAINST the re-election of two Amazon board members responsible for human capital management.

Join the campaign to #DeliverAccountability by voting against or urging shareholders to vote against Amazon directors responsible for workforce oversight.

Amazon directors Daniel Huttenlocher and Judith McGrath serve on the Leadership Development and Compensation Committee, which is responsible for human capital management, which is key to the company’s long-term success. But they have failed to provide adequate independent oversight over workforce issues. Investors have made numerous requests to meet with Amazon’s board to address shareholder concerns related to human capital management oversight and disclosure. Those requests have been repeatedly rebuffed.

The right human capital strategy for a thriving Amazon is doing right by their workers. Amazon has expressed this commitment but failed to live up to it. And the board committee responsible has failed to provide the oversight required.

Meanwhile, the board has voted to grant Amazon’s 5 highest paid executives approximately $400 million in compensation in 2021, including $212 million in time-vested restricted stock to new CEO Andrew Jassy. Amazon’s 6,474-to-1 CEO-to-median compensated employee ratio exacerbates these concerns about where the board’s priorities really lie.

For these reasons, I urge Amazon shareholders to VOTE AGAINST the re-election of directors Huttenlocher and McGrath.

Learn how you can join the campaign to #DeliverAccountability

We have until May 25th to win this vote. As shareholders, we want the best long-term outcome for Amazon. Accountability over workforce health, safety, and worker rights is necessary to achieve that success.

Brad

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